EXHIBIT 99.2

LEVON RESOURCES LTD.

Management Information Circular

Meeting Date:
Thursday, September 18, 2014 at 11:00 a.m. (Local Time)

Metropolitan Hotel Vancouver
Connaught Room
645 Howe Street
Vancouver, BC V6C 2Y9

LEVON RESOURCES LTD.
Suite 900 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED August 14, 2014

This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of LEVON RESOURCES LTD. (the "Company") for use at the annual general and special meeting of shareholders of the Company (the "Meeting") to be held at the Metropolitan Hotel Vancouver, Connaught Room, 645 Howe Street, Vancouver, British Columbia, on Thursday, September 18, 2014, at 11:00 a.m. (Local Time) and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders.

Notice of the Meeting was provided to the securities commissions in each jurisdiction where the Company is a reporting issuer under applicable securities laws.

In this Information Circular, references to "the Company", "we" and "our" refer to Levon Resources Ltd. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company. The Company has made arrangements for intermediaries to forward solicitation materials to the Beneficial Shareholders of the Common Shares held of record by those intermediaries and the Company may reimburse the intermediaries for reasonable fees and disbursements incurred by them in so doing.

Appointment of Proxyholders

A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder on the shareholder's behalf.

The individuals named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Company (the "Management Designees"). If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting other than either of the Management Designees. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated Proxy is delivered to the office of Valiant Trust Company, 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)	executing a proxy bearing a later date; or

(b)	executing a valid notice of revocation;

either of the foregoing to be executed by the registered shareholder or the shareholder's authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Valiant Trust Company, or at the address of the registered office of the Company at 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the date that precedes any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(c)	by the registered shareholder personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

The Management Designees named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The Proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the Management Designees will vote the Common Shares represented by the Proxy at their own discretion for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each Management Designee intends to vote thereon in accordance with the Management Designee's best judgment.

Proxy Voting Options

If you are a registered shareholder, you may elect to submit a proxy in order to vote whether or not you are able to attend the Meeting in person. In order to vote by mail, you must complete, date and sign the Proxy and return it to the Company's transfer agent, Valiant Trust Company, 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting material. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

If you are a Beneficial Shareholder, the form of proxy supplied to you by your broker (or its agent) is similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Communications Solutions Canada ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a proxy provided by the Company. The voting instruction form will name the Management Designees to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting. It must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of your broker), you may attend the Meeting as proxyholder for your broker and vote the Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your broker or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return same to your broker (or your broker's agent) in accordance with the instructions provided by your broker (or your broker's agent), well in advance of the Meeting.

Alternatively, you may request in writing that your broker send you a legal proxy which would enable you, or a person designed by you, to attend the Meeting and vote your Common Shares.

If any shareholder receives more than one proxy or voting instruction form, it is because that shareholder's Common Shares are registered in more than one form. In such cases, shareholders should sign and submit all proxies or voting instruction forms received by them in accordance with the instructions provided.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the Company's last completed financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the appointment of the auditor, and the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company's board of directors (the "Board") has fixed August 14, 2014, as the record date (the "Record Date") for determination of shareholders entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver the Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the Record Date, the Company had outstanding 200,054,423 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. The Company has no other classes of voting securities.

To the knowledge of the Company's directors and executive officers, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attaching to the outstanding Common Shares of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.

FINANCIAL STATEMENTS

The audited financial statements of the company for the year ended March 31, 2014, (the "Financial Statements"), together with the auditor's report thereon, will be presented to the shareholders at the Meeting.

The following documents have been filed with the securities commission or similar regulatory authority in each of the Provinces of Canada, except Quebec:

a)	audited financial statements for the year ended March 31, 2014;

b)	auditor's report thereon; and

c)	management discussion and analysis for the year ended March 31, 2014.

Shareholders may obtain copies of these documents upon request without charge from the Company at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

ELECTION OF DIRECTORS

The Board currently consists of seven (7) directors. Management proposes to fix the number of directors of the Company for the ensuing year at seven (7) and to nominate the persons listed below for election as directors.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act or the articles of the Company, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Management does not contemplate that any of the nominees will be unable to serve as director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

Majority Voting Policy

The Toronto Stock Exchange (the "TSX") recently adopted amendments to its policies which require listed companies to disclose whether they have adopted a majority voting policy for the election of directors for non-contested meetings and if not, (i) explain their practices for electing directors and (ii) explain why they have not adopted a majority voting policy.

The election of directors is a matter of corporate law, which does not mandate majority voting in Canada. In accordance with applicable corporate law, the election of directors is carried out at each annual meeting of shareholders by means of an ordinary resolution, that is to say, a proposal adopted by a simple majority of votes cast by shareholders present at the meeting.

The Company believes that shareholders meetings are the best forum for shareholders to express their comments, make their concerns known to the Board, ask questions or assert their rights. The Company also notes that shareholders have the opportunity to make additional nominations by following the required procedure.

Any director receiving more votes "withheld" than votes "for" his/her candidature might consider the possibility of resigning from the Board. Currently the Board has no formal resignation process and prefers to manage situations on a case by case basis where a director would not receive the vote of a majority of shareholders in support of his or her nomination on a case by case basis.

For these reasons, the Board of Directors has decided not to adopt a majority voting policy for now.

In the unlikely event that a Director receives a majority of "withhold" votes in respect of his or her election as director at the Meeting, the Company will advise the TSX and promptly issue a news release.

Nominees for Election as Directors

The following table sets out the names of management's nominees; their positions and offices in the Company; principal occupations; the period of time that they have been directors of the Company; and the number of Common Shares of the Company which each beneficially owns, or controls or directs, directly or indirectly.

Nominee Position with the Company and Province/State and Country of Residence	Occupation, Business or Employment(1)	Director of the Company Since	Committee Membership	Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly(2)
Ron Barbaro Toronto, Ontario Canada Chairman & Director	Member of the Order of Ontario and chairman & director of several reporting issuers	July 9, 2010	Audit Committee & Governance and Nominating Committee	840,000(5)
Victor Chevillon Reno, NV USA Director & Vice-President Exploration	Certified Professional Geologist, President of Chevillon Exploration Consulting	September 6, 2007	N/A	1,410,750
William Glasier Mill Bay, BC Canada Director	Mining Executive; Director of two reporting issuers	May 22, 1990	Compensation Committee & Governance and Nominating Committee	389,516
Carlos Fernandez Mazzi La Florida, La Paz Bolivia Director	Director of Standard Tolling Corp. Former CEO of the Bolivian subsidiary of APEX Silver Mines and the William J. Clinton Foundation	May 15, 2012	N/A	140,000
Robert Roberts Toronto, Ontario Canada Director	CEO and co-owner of Channel Control Merchants, LLC	September 23, 2011	Audit Committee & Compensation Committee	411,000
Gary Robertson Moncton, NB Canada Director	Provincial manager for Dundee Wealth Management and Financial Planner for Dundee Private Investors	August 3, 2005	Audit Committee & Compensation Committee	1,750,836(3)
Ron Tremblay Los Cabos Mexico Director, President and CEO	President and CEO of the Company	September 7, 2006	N/A	18,806,000 (4)

(1)
The information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

(2)
The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by the above nominees for directors, is based on the information obtained from The System for Electronic Disclosure by Insiders ("SEDI").

(3)
Gary Robertson holds 1,124,294 Common Shares indirectly through 058907 NB Ltd., a company of which he is the sole shareholder. He also holds 50,000 Common Shares indirectly through 056581 NB Ltd., a company of which he is the sole shareholder.

(4)
Ron Tremblay holds 18,171,500 Common Shares indirectly through Stone's Throw (Barbados) Ltd., a company of which he is the sole shareholder. Ron Tremblay holds 350,000 Common Shares indirectly through Stone's Throw Capital Corp., a company of which he is the sole shareholder. He also holds 284,500 Common Shares indirectly through Stone’s Throw Capital Inc., a company of which he is the sole shareholder.

(5)	Ron Barbaro holds 100,000 Common Shares indirectly through Barbaro Enterprises Ltd., a company of which he is the sole shareholder.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the Company, no proposed director of the Company is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, Chief Executive Officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, Chief Executive Officer or chief financial officer; or

(b)
was subject to an order that was issued after the proposed director ceased to be a director, Chief Executive Officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or chief financial officer.

No proposed director is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person now acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a security regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for that proposed director.

EXECUTIVE COMPENSATION

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule "A".

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The only compensation plan under which equity securities are authorized for issuance as at the fiscal year ended March 31, 2014 is the Company's stock option plan. The stock option plan was previously approved by the shareholders of the Company on September 21, 2012. The table below summarizes information in relation to the Company's stock option plan as at the fiscal year ended March 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	18,165,000	$0.72	1,840,442
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total:	18,165,000	$0.72	1,840,442

CORPORATE GOVERNANCE

General

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose the corporate governance practices that they have adopted according to guidance provided pursuant to National Policy 58-201 Corporate Governance Guidelines ("NP 58-201").

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted NP 58-101, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, the CSA have implemented NI 58-101, which prescribes certain disclosure by reporting issuers of their corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

Board of Directors

Independence of the Board

The Board facilitates its independent supervision over management by choosing management who demonstrate a high level of integrity and ability and by having strong independent Board members. The independent directors are able to meet at any time without any of the non-independent directors being present. Further supervision is performed through the Audit Committee, who may meet with the Company's auditors without management being in attendance.

Directors are considered to be "independent" if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board consists of seven directors, of whom five are independent. None of the five unrelated directors has any direct or indirect material relationship with the Company (other than as a holder of shares or options of the Company) which could, in the view of the Company's Board, reasonably interfere with the exercise of a directors' independent judgment. Ron Barbaro, William Glasier, Carlos H. Fernandez Mazzi, Gary Robertson, and Robert Roberts are independent directors. Ron Tremblay is the Chief Executive Officer and President of the Company and Victor Chevillon is the VP Exploration. As officers of the Company, neither Mr. Tremblay nor Mr. Chevillon are independent directors.

The Board meets at least once every quarter and following the annual meeting of shareholders. The frequency of the meetings and the nature of the meeting agendas are dependent on the nature of the business and affairs which the Company faces from time to time. During the year ended March 31, 2014, the Board met six times.

To facilitate the functioning of the Board independently of management, the Audit Committee, Compensation Committee and Governance and Nominating Committee consist entirely of independent directors. When appropriate, members of management are not present for the discussion and determination of certain matters at meetings of the Board. The independent directors hold in-camera meetings regularly following certain board meetings and Audit Committee meetings at which non-independent directors and members of management are not in attendance.

Directorships

Certain directors of the Company are directors of other reporting issuers as described in the following table:

Name of Director	Names of Other Reporting Issuers of which the Director is a Director
Ron Barbaro	The Brick Group Trans Global Life Insurance Company Trans Global Insurance
William Glasier	Great Thunder Gold Corp. Bralorne Gold Mines Ltd.
Gary Robertson	Avino Silver & Gold Mines Ltd. Great Thunder Gold Corp. Bralorne Gold Mines Ltd. Coral Gold Resources Ltd. Sage Gold Ltd.

Board of Directors Attendance

There were six formal meetings of the Board between April 1, 2013 and March 31, 2014. The attendance record for each director at such meetings is as follows:

Director(1)	Number of Meetings Attended/Number of Board Meetings in the year when the individual was a director
Ron Barbaro	6/6
Victor Chevillon	5/6
William Glasier	5/6
Carlos H. Fernandez Mazzi	6/6
Robert Roberts	5/6
Gary Robertson	6/6
Ron Tremblay	6/6

In addition, certain of the Board's decisions during the year ended March 31, 2014 were passed by way of written resolution. There were also a number of informal meetings of the Board.

Board Practices

The Board is currently comprised of seven directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board's mandate and responsibilities can be effectively and efficiently administered at its proposed size. The Chairman of the Board is not a member of management and is considered independent within the meaning of NI 58-101. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General and Special Meeting held on September 19, 2013, the shareholders elected Ron Barbaro, Victor Chevillon, William Glasier, Carlos H. Fernandez Mazzi, Robert Roberts, Gary Robertson, and Ron Tremblay as directors.

Procedures are in place to allow the Board to function independently and to facilitate open and candid discussion among its independent members. The Board and its committees conduct in camera sessions, at which members of management are not present. The in camera sessions are intended not only to encourage the Board and its committees to independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board. At the present time, the Board has experienced directors that have made a significant contribution to the Company's success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company.

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company's business, including the supervision of management, and determining the Company's strategy. Management is responsible for the Company's day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company's business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company's systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company's internal control and management information systems. The Board looks to management to keep it informed of all significant developments relating to or effecting the Company's operations. Major financings, acquisitions, dispositions and investments are subject to Board approval. A formal mandate for the Board, the Chief Executive Officer and the Chief Financial Officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the Board. The Board meets as required. The Board and committees may take action at these meetings or at a meeting by conference call or by written consent.

Position Descriptions

The Board has three (3) committees: the Audit Committee, the Compensation Committee and, the Governance and Nominating Committee. The chair of each committee is required to ensure that the committee meets when required and performs its duties as set forth in the charter, and to report to the Board on the activities of the committee. Because the size and nature of the Company's business allows each director to understand his role in progressing the Company's operations, the Board has not yet developed written position descriptions for the Chair of each Board committee.

The Board has not developed a written position description for the Chairman of the Board; however, the role of the Chairman of the Board is well established. The responsibilities of the Chairman include the efficient operation of the Board, ensuring that the Board is alert to its obligations to the Company, providing leadership to the Board, as well as chairing meetings of the Board.

The Board has not developed a written position description for the Chief Executive Officer, however the established role of the Chief Executive Officer is to provide leadership and vision for the Company, to oversee the executive management of the Company, to develop long term and short term strategic plans, financial and operating plans, to report to the Board and Shareholders and to manage relationships with stakeholders.

Orientation and Continuing Education

Given the Company's size and stage of development, the Company has not yet established a formal orientation policy for new Board members. However, the Board ensures that new directors are provided with access to the policies of the Board and other relevant corporate and business information. Directors are also kept informed as to matters impacting, or which may impact, the Company's operations through regular communications from management and reports and presentations given by management and employees at Board meetings. The current directors of the Company, who are experienced in boardroom procedures and corporate governance and have a good understanding of the Company's business, are also available to any new directors to provide information regarding the Company's business and to answer any questions new directors may have.

Ethical Business Conduct

The Board considers the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest is sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Board has adopted a Code of Business Practice & Conduct which requires that the Company's directors, officers and employees maintain the highest level of integrity in their dealings with each other and with the public on behalf of the Company.

The Code of Business Practice & Conduct is attached as Schedule "B" to this Information Circular and is also available on our website at www.levon.com.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding corporate fraud, unethical business conduct, questionable accounting or auditing practices, or a violation of provincial or federal securities laws to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made to the General Counsel and the Chair of the Audit Committee. Complaints may be investigated internally by Management, by the Board of Directors, or the appropriate Committee or referred to the police or the appropriate regulatory authority.

Nomination of Directors

The Board does not have a formal process for identifying new candidates for Board nomination. The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The process for identifying and recommending the nomination of new Board candidates is set forth in the Governance and Nominating Committee Charter. Annually, the Governance and Nominating Committee, together with the Chairman of the Board and the Chief Executive Officer, provides the Board with a list of individuals recommended for election to the Board at the annual meeting of shareholders. Before recommending a candidate, replacement or additional director, the Governance and Nominating Committee will review his or her qualifications, availability to serve, conflicts of interest and other relevant factors.

Governance and Nominating Committee

The Governance and Nominating Committee acts in an advisory capacity to the Board with respect to governance and nominating matters. The purpose of the Governance and Nominating Committee is to:

•	manage the corporate governance system for the Board;

•	assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;

•	assist in the creation of a corporate culture and environment of integrity and accountability;

•	monitor the quality of the relationship between the Board and management of the Company;

•	review the Chief Executive Officer's succession plan;

•	recommend to the Board nominees for appointment of the Board;

•	lead the Board's annual review of the Chief Executive Officer's performance; and

•	annually review and set an agenda of the Board on an ongoing basis.

The Governance and Nominating Committee currently consists of three independent directors, Ron Barbaro, William Glasier and Robert Roberts.

The Company has adopted the Governance and Nominating Committee Charter, which is attached as Schedule "D" to this Information Circular.

Compensation Committee

The Compensation Committee recommends to the Board the compensation of the Company's directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

The Compensation Committee currently consists of three independent directors, Gary Robertson, Robert Roberts and William Glasier. All members of the Compensation Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses.

The Company has adopted the Compensation Committee Terms of Reference (the "Terms of Reference"), which are attached as Schedule "C" to this Information Circular. The Terms of Reference ensure that independent directors determine and review the compensation of executives on behalf of the Board and design the compensation policies and packages so as to attract, retain, and motivate quality employees while not exceeding market rates.

Assessments

The Board does not perform regular assessments of the Board, its committees and individual directors. In order to satisfy itself that the Board, its committees and individual directors are performing effectively, the Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee of the Company was indebted to the Company as at the date hereof or at any time during the most recently completed financial year of the Company. None of the proposed nominees for election as a director of the Company, or any associate of any director, executive officer or proposed nominee, was indebted to the Company as at the date hereof or at any time during the most recently completed financial year of the Company.

The Company and its subsidiaries have not provided any guarantee, support agreement, letter of credit or other similar arrangement or understanding for any indebtedness of any of the Company's directors, executive officers, proposed nominees for election as a director, or associates of any of the foregoing individuals as at the date hereof or at any time during the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An "informed person" means: (a) a director or executive officer of the Company (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Since the commencement of the Company's most recently completed financial year, no informed person of the Company, proposed director or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction, or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Composition

The Audit Committee currently consists of three directors, Ron Barbaro, Robert Roberts and Gary Robertson. All of the members are independent, financially literate and at least one member has accounting or related financial expertise. "Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

The Audit Committee assists the Board in its oversight of the Company's consolidated financial statements and other related public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company's auditors. The Audit Committee reviews the Company's financial statements and related management's discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

Charter

The Board has adopted an Audit Committee Charter which is reviewed annually and sets out the role and oversight responsibilities of the Audit Committee with respect to:

•
its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

•	determination of which non-audit services the external auditor is prohibited from providing;
•	the engagement, evaluation, remuneration, and termination of the external auditors;
•	appropriate funding for the payment of the auditor's compensation and for any advisors retained by the audit committee;
•	its relationship with and expectations of the internal auditor;
•	its oversight of internal control;
•	disclosure of financial and related information; and
•	any other matter that the Audit Committee feels is important to its mandate or that which the board chooses to delegate to it.

The Audit Committee Charter is attached as Schedule "E" to this Information Circular.

Relevant Education and Experience

Ron Barbaro, Robert Roberts, and Gary Robertson are directors of other reporting issuers which face the breadth and level of complexity of issues which can reasonably be expected to be raised by the Company's financial statements. In such capacities, they have developed an understanding of the accounting principles used by the Company to prepare its financial statements and in connection with the accounting for estimates, accruals and reserves and of internal controls and procedures used for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading "External Auditors" in the Company's Audit Committee Charter.

Reliance on Certain Exemptions

The Company's auditors, Smythe Ratcliffe LLP, Chartered Accountants, have not provided any material non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Smythe Ratcliffe LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2014	Fees Paid to Auditor in Year Ended March 31, 2013
Audit Fees(1) (5)	$55,000	$70,000
Audit-Related Fees(2) (5)	Nil	Nil
Tax Fees(3) (5)	$5,000	$5,000
All Other Fees(4)	Nil	Nil

(1)
"Audit Fees" include fees necessary to perform the annual audit of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include review of the Company's Form 20-F and other assurance related services not contained under "Audit Fees".

(3)
"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.
(5)	Fees are estimated for the year ended March 31, 2014.

APPOINTMENT OF AUDITOR

Management recommends that shareholders vote to appoint Smythe Ratcliffe LLP, Chartered Accountants, of Suite 700 –355 Burrard Street, Vancouver, British Columbia, V6C 2G8, as auditor for the Company and to authorize the directors to fix their remuneration.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Alterations to the Articles of the Company

The Company is proposing to amend its Articles as follows:

1. Alteration Provision

The Board is proposing to amend the alteration provisions of its Articles to permit the directors to approve a subdivision or consolidation of all or any of its unissued, or fully paid issued, shares. Currently the Articles provide that these types of alterations to the Articles require an ordinary resolution of the Shareholders. However, the Articles of many other British Columbia companies give this power to the directors.

2. Method of Giving Notice

The Board is proposing to amend the notice provisions of its Articles to allow it to send notice in any way permitted by applicable securities legislation. This will allow the Company to make use of notice-and-access for sending proxy materials to shareholders, if and when the Company desires to do so, as well as any methods of providing notice that may be permitted by securities legislation in the future.

At the Meeting, Shareholders will be asked to approve, with or without amendment, an ordinary resolution (the "Amending Resolution"), to alter the existing Articles. The text of the ordinary resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED THAT:

1.	the existing Articles of the Company be altered by:

(a)	deleting Part 9 – Alterations in its entirety and substituting Part 9 of the Articles in the form attached as Exhibit 1 to this Information Circular; and

(b)	adding to Part 24, Article 24.1 Method of Giving Notice a new paragraph (6) in the form attached as Exhibit 2 to this Information Circular;

2.	the alterations made to the Company's Articles shall take effect upon deposit of this resolution at the Company's records office;

3.
notwithstanding that this resolution has been duly passed by the shareholders, the directors of the Company are authorized, in their discretion, to determine at any time to delay or abandon the implementation of this resolution without further approval of the shareholders of the Company; and

4.	the Company is authorized to replace the existing Articles with amended and restated Articles which include the amendments approved above as well as any amendments previously approved.”

Approval of the Amending Resolution will require a simple majority of affirmative votes of the holders cast at the Meeting in respect thereof.

Management of the Company believes the adoption of the Amending Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the Amending Resolution.

2. Re-approval of Rolling Stock Option Plan

The Company's rolling stock option plan (the "Stock Option Plan") was established by the Company in 2011 and was amended and restated and approved by shareholders on September 21, 2012.

Pursuant to the requirements of the TSX, the Stock Option Plan must be re-approved by the shareholders at least every three years if the plan does not have a fixed maximum number of securities that can be issued under it. The Stock Option Plan provides that the maximum number of the common shares available for issuance under it cannot exceed 10% of the issued and outstanding shares at the time of grant.

There are currently 18,165,000 stock options outstanding under the Stock Option Plan representing 9.08% of the current outstanding common shares of the Company. The Company is seeking re-approval of the Stock Option Plan. If the resolution is passed, options to purchase 1,840,442 common shares will be available to be granted, which, when combined with outstanding options, represents 10% of the current outstanding common shares of the Company. The Stock Option Plan is attached as Schedule “F” to this Information Circular.

The Board of Directors is of the view that the Stock Option Plan is required in order to provide incentive to the directors, officers, employees, management and others who provide service to the Company to act in the best interests of the Company.

The principal features of the Stock Option Plan are as follows:

1.	Eligible participants include directors, senior officers and employees of, and certain other persons who provide services to, the Company and its subsidiaries (“Eligible Participants”).

2.
The number of Common Shares which may be issuable under the Stock Option Plan and all of the Company’s other previously established or proposed share compensation arrangements within a one-year period is limited under the Stock Option Plan, as follows:

a.	no more than 5% of the total number of issued and outstanding Common Shares on the grant date on a non-diluted basis to any one optionee; and

b.	no more than 2% of the total number of issued and outstanding Common Shares on the grant date on a non-diluted basis to consultants and persons undertaking investor relations activities.

Absent disinterested shareholder approval, the maximum percentage of Common Shares that may be reserved for issuance at any time or issued within one year to insiders pursuant to the Stock Option Plan and all other established or proposed security based compensation arrangements of the Company is 10% of the outstanding Common Shares. Absent disinterested shareholder approval, the maximum percentage of Common Shares that may be issuable within one year to any one insider and the insider’s associates pursuant to the Stock Option Plan and all other established or proposed security based compensation arrangements of the Company is 10% of the outstanding Common Shares.

3.	The exercise price for an option shall be equal to, and shall not be less than, the closing price per Common Share on the trading day immediately preceding the grant date.

4.	The Stock Option Plan provides for the vesting of options over a one year period with 25% for every three months or otherwise as determined by the Board at the time of grant.

5.	The term for each option shall be set by the Board at the time of issue of the option and shall not be more than five years after the grant date.

6.	Under the Stock Option Plan if an optionee ceases to be an Eligible Person, his, her or its option shall be exercisable as follows:

a.
if the optionee ceases to be an Eligible Person, due to his or her death or disability or, in the case of an optionee that is a company, the death or disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the option held by such optionee shall be exercisable to acquire vested but unissued option shares at any time up to but not after the earlier of: (i) 365 days after the date of death or disability; and (ii) the expiry date of such option;

b.
if the optionee, or in the case of a management company employee or a consultant, the optionee’s employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the optionee, or, in the case of a management company employee or a consultant, the optionee’s employer, is employed or engaged, any outstanding option held by such optionee on the date of termination shall be cancelled as of that date; or

c.
if the optionee or, in the case of a management company employee or a consultant, the optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his, her or its termination by the Company other than for cause, or due to his, her or its voluntary resignation, the option then held by the optionee shall be exercisable to acquire vested but unissued option shares at any time up to but not after the earlier of the expiry date and the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee or, in the case of a management company employee or a consultant, the optionee’s employer, ceases to be an Eligible Person.

7.	No optionee may assign any of his, her or its rights under the Stock Option Plan or any option granted thereunder.

8.
The Stock Option Plan permits the Board to amend or discontinue the Plan or options granted thereunder at any time without shareholder approval, provided any amendment to the Plan that requires approval of any applicable exchanges may not be made without approval of such applicable exchanges. However, shareholder approval will be required for changes to the Stock Option Plan that (a) increase the percentage of shares issuable on exercise of outstanding options at any time; (b) reduce the exercise price of any outstanding options or in respect of the cancellation or re-issue of options; (c) extend the term of any outstanding options beyond the original expiry date of such options unless such extension is due to a blackout period being in effect; (d) increase the maximum limit on the number of securities that may be issued to insiders pursuant to the Stock Option Plan; (e) permit an optionee to transfer or assign options to a new beneficial holder, other than for estate settlement purposes; or (f) amend the Stock Option Plan’s amendment provisions. Furthermore, no amendment to the Stock Option Plan or options granted pursuant to the Stock Option Plan may be made without the consent of an optionee, if it adversely alters or impairs any options previously granted to such optionee under the Stock Option Plan.

9.	The Stock Option Plan provides additional powers to the Board with respect to the withholding of tax and other required deductions in connection with the exercise of an option.

10.	The Stock Option Plan allows for the extension of options that expire during a blackout period imposed by the Company for a period of 10 business days following the cessation of the blackout period.

Shareholder Re-approval of Rolling Stock Option Plan

At the Meeting, shareholders will be asked to pass an ordinary resolution re-confirming and approving the Stock Option Plan in the following form:

“BE IT RESOLVED as an ordinary resolution that:

1.	the Company’s amended and restated Stock Option Plan dated for reference September 21, 2012, be and is hereby re-confirmed and approved;

2.	the Company be and is hereby authorized to grant stock options under the Stock Option Plan until September 18, 2017, being the date that is three years from the date hereof; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions as the Company may be required to make to give effect to this resolution.”

Shareholders may vote FOR or AGAINST the above resolution. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. If the Stock Option Plan is not approved, previously granted options will be unaffected; however no further options will be able to be issued under the Stock Option Plan.

The Board of Directors recommends that shareholders vote FOR this resolution.

Other Matters

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed Proxy are authorized to vote the shares represented by the Proxy in accordance with their best judgment.

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com. Financial information on the Company is provided in the Company's comparative financial statements and management discussion and analysis of the most recently completed financial year ended March 31, 2014. Copies of the Company's financial statements and management discussion and analysis may be obtained upon request from the Company to the attention of the Corporate Secretary at Suite 900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Tel (604) 682-3701.

Approval and Certification

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Directors' Approval

The Board of the Company has approved the contents of this Management Information Circular and its distribution to each shareholder entitled to receive notice of the Meeting.

Dated at Vancouver, British Columbia, this 14th day of August, 2014.

"Ron Tremblay"

Ron Tremblay
President and Chief Executive Officer

SCHEDULE "A"

Form 51-102F6
Statement of Executive Compensation
(for the year ended March 31, 2014)

LEVON RESOURCES LTD.

For purposes of this Statement of Executive Compensation, "NEO" or "named executive officer" means each of the following individuals:

(a)	the Company's Chief Executive Officer ("CEO");

(b)	the Company's chief financial officer ("CFO");

(c)
each of the Company's, including any of its subsidiaries', three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the financial year.

Based on the foregoing definition, during the last completed fiscal year of the Company, there were three Named Executive Officers, namely, its CEO & President, Ron Tremblay, its CFO, Annie Chan, and its Vice President Exploration, Victor Chevillon.

1)	COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and granting incentive stock options to the NEOs. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company's Compensation Committee.

The compensation of the NEOs is reviewed and recommended for Board approval by the Company's Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company's compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company's compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Gary Robertson (Chair), William Glasier and Robert Roberts, all of whom are independent directors, applying the definition set out in Section 1.4 of NI 52-110. See "Corporate Governance – Compensation Committee" for a discussion of the role and responsibilities of the Compensation Committee.

The general objectives of the Company's compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management's interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)
ensure that the total compensation package is designed in a manner that takes into account the Company's present stage of development and its available financial resources. The Company's compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company's securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company's compensation strategy as set out above.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares of the Company on April 1, 2009, against the cumulative total return of the S&P/TSX Composite Index over the five most recently completed financial years. The Company did not pay any dividends during this period.

	April 1, 2009	April 1, 2010	April 1, 2011	April 1, 2012	April 1, 2013	April 1, 2014
Levon Resources Ltd.	100	620	1147	460	240	177
S&P/TSX Composite	100	136	158	140	142	161

Cumulative shareholder return on an investment in the Common Shares remained constant in 2009. Shareholder return increased dramatically between 2009 and 2011 and compensation of the Named Executive Officers also increased. In the past two years, cumulative shareholder return on the Common Shares has generally declined. During 2013, total executive compensation increased as a result of Named Executive Officers being granted stock options during the 2013 fiscal year. Named Executive Officers were not granted stock options during the 2012 fiscal year.

2)	SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended March 31:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($) 2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)5	Total compensation ($)
Ron Tremblay* Director, President & CEO	2012 2013 2014	$290,000 $300,000 $300,000	Nil Nil Nil	Nil $399,329 $25,324	Nil Nil Nil	Nil Nil Nil	$550,000 $200,000 $200,000	$840,000 $899,329 $525,324
Annie Chan CFO	2012 2013 2014	Nil $52,608 $56,216	Nil Nil Nil	Nil $20,410 $1,630	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $73,018 $57,846
Victor Chevillon** Director & VP Exploration	2012 2013 2014	$245,676 $179,805 $189,265	Nil Nil Nil	Nil $159,732 $12,662	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$245,676 $339,537 $201,927

(1)	The Company does not currently have any share-based award plans.

(2)
The methodology used to calculate the fair value of a stock option on the grant date is based on the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model is the model accepted under International Financial Reporting Standards in computing the fair value of stock options granted and is commonly used by public companies. The Company used the following weighted average assumptions in the model to determine the awards recorded above: Dividend Yield – Nil; Expected Life – 4.94 years; Volatility – 87.94%; Risk Free Interest Rate – 1.62%. If the Company’s share price as of June 20, 2014 is used to value the stock options granted to Mr. Tremblay and Mr. Chevillon in fiscal 2014 using the Black-Scholes Option Pricing Model, their value would be $20,971and $10,485, respectively. Notwithstanding that the Black-Scholes Option Pricing Model gives a positive valuation for the stock options disclosed in the above table, the Company’s share price did not exceed the exercise price of any of the options held by the Company’s Named Executive Officers either on the grant dates of the options or as at the date of this report, and so the options were not “in the money” on such dates. Had such options been exercised either on their respective grant dates or on the date of this report, the option holders would not have been able to exercise their options and realize a profit by selling the underlying option shares at the then prevailing market price.

(3)	The Company does not have a non-equity incentive plan.

(4)	The Company does not have any pension plans.

(5)	Discretionary cash payment of incentive bonuses.

*
Mr. Tremblay is a director of the Company and has served as its President since November 29, 2006 and as its CEO since September 11, 2009. None of the compensation received by Mr. Tremblay relates to his role as director.

**	Mr. Chevillon is a director of the Company and has served as its VP Exploration since February 24, 2009. None of the compensation received by Mr. Chevillon relates to his role as director.

Annual Base Salary

Base salaries for NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison with the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The annual base salary paid to NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive's base salary and the amount of any such increase is in the sole discretion of the Board and the Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company's compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

Option Based Awards

Option based awards are in the form of incentive stock options. The objective of incentive stock options is to reward NEOs', employees' and directors' individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase shares equal to 10% of the Company's issued capital from time to time. For details of the Plan, please refer to “Particulars of Matters to be Acted Upon” in the Information Circular.

The stock option plan is administered by the Compensation Committee. The process the Company uses to grant option based awards is upon the recommendations of the Compensation Committee. The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and NEOs which the Compensation Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3)	INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ron Tremblay Director, President & CEO	1,500,000 5,000,000 2,000,000	$1.00 $0.75 $0.40	Sep 3, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Annie Chan CFO	50,000 50,000	$1.00 $0.40	Jun 7, 2017 Mar 10, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Victor Chevillon VP Exploration	200,000 500,000 2,000,000 1,000,000	$0.70 $1.00 $0.75 $0.40	Jan 28, 2015 Sep 3, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2014 was $0.28 per common share.

Incentive plan awards – value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2014:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron Tremblay Director, President & CEO	25,324	Nil	Nil
Annie Chan CFO	1,630	Nil	Nil
Victor Chevillon VP Exploration	12,662	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)	PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

USE OF FINANCIAL INSTRUMENTS

The Company does not have in place policies which restrict the ability of directors or NEOs to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or NEO. Any such purchases would be subject to applicable insider reporting requirements.

5)	TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company previously entered into consulting agreements with Stone’s Throw (Barbados) Ltd., a company wholly owned by Ron Tremblay, and with Chevillon Exploration Consulting, a company wholly owned by Vic Chevillon, and on April 1, 2014, the Company renewed these consulting agreements for a period of five (5) years. Each agreement contains provisions for termination of employment and change of control benefits.

Each agreement can be terminated at any time prior to the expiry of the term, as follows:

a)	by the consultant, upon giving the Company not less than 3 months prior notice of such termination;

b)
by the Company, upon giving the consultant 3 months prior notice of such termination along with a termination payment of US$1.5 million to Stone’s Throw (Barbados) Ltd., and US$750,000 to Chevillon Exploration Consulting;

c)	at any time during the term of contract, should a change of control (as defined below) event occur the consultant will be entitled to a severance payment immediately.

A "change of control" shall be deemed to have occurred when any person, entity or group becomes the beneficial owner of 50.1% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, at which time the severance payment becomes due and payable on closing of the transaction, other than:

(i)
a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(ii)
a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company's most recently completed financial year:

1.	Stone's Throw (Barbados) Ltd.: the consultant would be entitled to a severance payment of US$1.5 million immediately; and

2.	Chevillon Exploration Consulting: the consultant would be entitled to a severance payment of US$750,000 immediately.

6)	DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors, excluding Ron Tremblay and Victor Chevillon who are paid as an officer and not as a director, in their capacity as directors for the year ended March 31, 2014:

Director Compensation Table

Name(1)	Fees earned ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)5	Total ($)
William Glasier*	18,000	Nil	1,266	Nil	Nil	Nil	19,266
Gary Robertson*	18,000	Nil	2,532	Nil	Nil	Nil	20,532
Carlos Fernandez Mazzi	18,000	Nil	1,266	Nil	Nil	Nil	19,266
Robert Roberts*	18,000	Nil	2,532	Nil	Nil	Nil	20,532
Ron Barbaro*	18,000	Nil	2,532	Nil	Nil	Nil	20,532

*	Independent & Non-Employee Directors.
1	The Company does not currently have any share-based award plans.
2	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
3	The Company does not have a non-equity incentive plan.
4	The Company does not have any pension plans.
5	Discretionary cash payment of incentive bonuses.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the Toronto Stock Exchange (the “TSX”).

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at March 31, 2014:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
William Glasier	100,000 150,000 100,000	$1.00 $0.75 $0.40	Sept 3, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gary Robertson	200,000 200,000 200,000	$0.65 $0.75 $0.40	July 20, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Carlos Fernandez Mazzi	500,000 100,000	$1.00 $0.40	May 15, 2017 Mar 10, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Ron Barbaro	200,000 300,000 200,000	$0.65 $0.75 $0.40	July 20, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Roberts	200,000 200,000	$0.75 $0.40	Oct 3, 2016 Mar 10, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see "Incentive Plan Awards" above.
(2)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2014 was $0.28 per common share.

Incentive plan awards – value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended March 31, 2014:

Name(1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Glasier	1,266	Nil	Nil
Gary Robertson	2,532	Nil	Nil
Carlos Fernandez Mazzi	1,266	Nil	Nil
Ron Barbaro	2,532	Nil	Nil
Robert Roberts	2,532	Nil	Nil

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see "Incentive Plan Awards" above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

SCHEDULE "B"

LEVON RESOURCES LTD.
(the "Company")

CODE OF BUSINESS PRACTICE & CONDUCT

Levon requires that its directors, officers and employees maintain the highest level of integrity in their dealings with each other and with the public on behalf of Levon. This Code of Business Practices & Conduct ("Code") is intended to document some of the specific principles of conduct and ethics which will be followed by our directors, officers and employees in the performance of their responsibilities with respect to Levon's business. It is intended to:

•	promote honest and ethical conduct and manage conflicts that may arise;

•
promote full, fair, accurate, timely and understandable disclosure to the public including our periodic reports required to be filed with the Canadian securities regulatory authorities (the "Commissions");

•	promote compliance with applicable governmental rules and regulations

•	provide guidance to directors, officers and employees of Levon to help them recognize and deal with ethical issues;

•	provide a mechanism to report unethical conduct; and

•	help foster a culture of honesty and accountability.

Our directors have committed that they will comply at all times with the principles set forth in this Code and they expect each of our officers and employees to do likewise. A copy of this Code is available to any interested party on request to Levon's Compliance Officer, Dorothy Chin, email: dchin@oniva.ca.

Article I. Ethical Conduct

Each of our directors, officers and employees will:

•	manage all conflicts of interest that may arise in accordance with the established conflict policies;

•
provide, or cause to be provided, full, fair, accurate, timely and plain disclosure in reports and documents that Levon files with, or submits to, the Commissions and in other public communications made by Levon;

•	comply, and take reasonable actions to encourage others within Levon to comply, with applicable governmental laws, rules and regulations;

•	promptly report violations of this Code ; and

•	promote accountability for adherence to this Code.

Levon's records must be prepared accurately and maintained properly in accordance with our audit committee policies/charter and with all applicable laws, rules and regulations. No false, artificial or deceptive entries may be made in Levon's records for any reason. In addition, it is important to remember that Levon's records belong to Levon. Therefore, Levon's records should not be removed from Levon's property except for a legitimate business reason, and any documents so removed should be returned to Levon's property as soon as practical.

Accounting procedures and controls are prescribed by policies set out in the Audit Committee Charter. Within these policies, the senior officers of Levon have the primary responsibility for establishing and monitoring adequate systems of internal accounting and controls in accordance with sound accounting principles, and all employees must adhere to these controls. Levon's auditors will be asked from time to time to monitor and report upon these internal controls. Employees are required to cooperate completely and forthrightly with Levon's independent auditors. No officer or director or employee may engage in, allow or conceal any financial or bookkeeping irregularity.

Article II. Conflicts of Interest and Board Procedures for Resolution of the same.

Directors, officers and employees have a primary business responsibility to Levon and must take all reasonable actions necessary to manage all conflicts that may arise in accordance with their established conflict policies. The Compliance Officer shall file a report with the Corporate Governance & Nominating Committee of the Board of Directors of any transactions in contradiction with the code that have been reported. Members of the Corporate Governance & Nominating Committee who are uninvolved in the circumstances giving rise to the potential or actual conflict of interest will review the matter.

Article III. Corporation Assets

Directors, officers and employees of Levon shall take reasonable steps to protect the Corporation's assets and ensure their efficient use, in addition to ensuring Levon's assets are used only for the Levon's legitimate business purposes.

Article IV. Confidentiality of Corporate Information

Directors, officers and employees of Levon must maintain the confidentiality of all information entrusted to them by Levon, unless disclosure is authorized by Levon or is legally required. Confidential information includes all information relating to Levon that may be of use to Levon's competitors that is not otherwise public information or information that has been entrusted to Levon by its advisors or others that have a relationship with Levon. Directors, officers and employees of Levon shall comply with confidentiality provisions contained in agreements to which they or Levon is a party.

Article V. Fair Dealing

Levon seeks to outperform its competitors fairly and honestly. Levon seeks competitive advantages through superior performance, never through unethical or illegal business practices. Each director, officer and employee of Levon should endeavor to respect the rights of and deal fairly with Levon's clients and investors. No Director, officer or employees of Levon should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair practice.

Article VI. Compliance with Laws, Rules and Regulations

Directors, officers and employees must comply, at all times and in all material respects, with all laws, rules and regulations applicable to Levon.

Article VII. Reporting Illegal or Unethical Behavior

The Corporate Governance & Nominating Committee of the Board of Directors has established several options for any director, officer, employee of Levon seeking compliance advice or reporting misconduct or violations of this Code of Ethics. You can contact the Compliance Officer, Dorothy Chin, (604 682-3701 ext. 222) or the Corporate Governance & Nominating Committee Chairperson, Gary Robertson at (506 852-8832), or our outside legal counsel, Neville McClure, (604 631-1324).

Anyone who seeks advice, raises a concern or reports misconduct or a violation of this Code is following the requirements of this Code and the desires of the Board of Directors. We encourage such action. Levon will not permit retaliation for reports made in good faith about violations of the law, rules, regulations or this Code of Business Practices and Conduct.

Article VIII. Reporting Complaints or Concerns about Accounting Matters

Canadian regulators have established rules requiring public companies to establish procedures for: (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential anonymous submission by employees of Levon of concerns regarding potential fraud, questionable accounting or auditing matters. Multilateral Instrument 52-110 requires an anonymous reporting procedure to be established.

Anyone having a complaint regarding potential fraud, accounting, internal accounting controls or auditing matters or a concern regarding questionable accounting or auditing matters, is encouraged to submit such written complaint or concern to:

Levon Resources Ltd.
Attention: Audit Committee Chairman
Suite 900 - 570 Granville Street, Vancouver, British Columbia V6C 3P1
Fax: 604 682-3600

The submission should include a detailed description of the activity regarding which there is a complaint or concern and, if known, should specify the date(s) and location(s) of such activity. Complaints or concerns may be submitted anonymously.

The Chairman of the Audit Committee (the "Chairman") will review the details of any submissions and will determine what action will be taken. If a submission is not made anonymously, the Chairman will notify the person making the submission of the action proposed to be taken in response. All written submission will be retained by the Chairman.

Submissions will be kept confidential and will only be disclosed by the Chairman of the Audit Committee and otherwise as is necessary to provide a response. The identity of persons making submissions regarding complaints or concerns about accounting matters will not be disclosed by the Chairman without consent.

Article IX. Amendment to, or Waiver of, this Code

Any amendment to, or waiver of, any provision of this Code with regard to any person to whom it applies must be approved by the Board. In the event that members of the Board will be personally affected by a waiver of this Code, such waiver shall be approved by a committee consisting entirely of members of the Board who will not be personally affected by such waiver.

SCHEDULE "C"

LEVON RESOURCES LTD.
(the "Company")

COMPENSATION COMMITTEE TERMS OF REFERENCE

1.	Constitution

These Terms of Reference were adopted and approved by the Board on December 1, 2011.

2.	Purpose

The Committee shall:

2.1	Ensure that independent non-executive directors determine and review the compensation of executives on behalf of the Board; and

2.2	Design the compensation policies and packages so as to attract, retain and motivate quality employees while not exceeding market rates.

3.	Authority

3.1
The Committee is authorized by the Board to investigate and undertake any activity within these Terms of Reference. It is authorised to seek any information it requires from any employee or director of Levon or any of its subsidiary companies, and all such employees or directors will be directed to co-operate with any request made by the Committee.

3.2
If the Committee considers it necessary so to do, it is authorized by the Board to obtain external legal and other independent professional advice to assist it in the performance of its duties, to secure the services of outsiders with relevant experience and expertise and to invite those persons to attend meetings of the Committee. The cost of obtaining any advice or services will be paid by Levon within the limits authorised by the Board. The chairman of the Board will be informed before any external advice or services is sought and consulted about the Committee's proposals relating to the compensation of executive directors.

4.	Composition

4.1
The members of the Committee shall be appointed by the Board, on the recommendation of the Corporate Governance and Nomination Committee ("CGN"), in consultation with the chairman of the CGN. The Committee shall consist exclusively of independent non-executive directors of Levon (for this purpose an independent non-executive director is one who neither has involvement in the day to day running of Levon nor holds an executive appointment with another company on which one of the other directors is also an executive director of Levon).

4.2	The Committee shall be comprised of not less than three (3) members, who shall be appointed by the Board from time to time.

4.3	The chairman of the Committee shall be appointed by the Board.

4.4	The chairman and/or chief executive officer of Levon shall when appropriate be invited to attend meetings to discuss the performance of executive directors and to make proposals as necessary.

4.5	The Committee may invite other individuals such as other directors or external advisors to attend all of part of any meeting as and when appropriate.

4.6	The Levon secretary shall be the secretary of the Committee.

5.	Meetings and Voting

5.1
The Committee shall meet at least twice each year at the times and locations agreed by the members of the Committee. Any member of the Committee may at any time convene a meeting of the Committee by notice in writing to the other members.

5.2
The quorum necessary for the transaction of business shall be two (2). A duly convened meeting of the Committee at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Committee.

5.3	Except as provided at paragraph 5.4, any director of Levon has the right to attend and speak but not vote at any meeting of the Committee.

5.4
No executive director of Levon may be present at a meeting of the Committee or during the discussion of his compensation, nor may she/he participate in any recommendation or decision concerning his compensation.

5.5	Each member of the Committee has one vote on all matters to be determined by the Committee. In the event of a deadlock the chairman of the Committee has a casting vote.

5.6	Meetings of the Committee shall be summoned by the secretary at the request of any member.

6.	Duties

6.1
The Committee shall determine and agree with the Board the framework or broad policy for the remuneration of Levon's chief executive, chairman, the executive directors, the secretary and such other members of the executive management as it is designated to consider. The remuneration of non-executive directors shall be a matter for the chairman and the executive members of the Board. No director or manager shall be involved in any decisions as to their own remuneration.

6.2
In determining such policy, the Committee shall take into account all facts which it deems necessary. The objective of such policy shall be to ensure that the members of the executive management of Levon are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner, rewarded for their individual contributions to the success of Levon.

6.3	The Committee shall review the ongoing appropriateness and relevant of the remuneration policy.

6.4
Within the agreed policy, the Committee shall consider and determine the total individual remuneration package of each executive director and other senior executives including bonus, incentive payments and shares options or other share awards.

6.5	The Committee shall determine the targets for, any performance-related pay schemes operated by Levon and approve the total annual payments made under such schemes.

6.6
The Committee shall review the design of all share incentive plans approved by the Board and the shareholders. For any such plans, it shall determine each year whether awards will be made, and if so, the overall amount of such awards, the individual awards to executive directors and other senior management and the performance targets to be used.

6.7	The Committee shall determine the policy for, and scope of, pension arrangements for each executive director and other senior executives.

6.8
The Committee shall ensure that terms of any executive employment contracts (including severance pay), and any termination payments (made with, or without a contract), are fair to the individual, and Levon, that failure is not rewarded and that the duty to mitigate loss is fully recognized.

6.9
The Committee shall be exclusively responsible for establishing the selection criteria, selecting, appointing and setting the terms of reference for any remuneration consultants who advise the Committee; and it shall obtain reliable, up-to-date information about remuneration in other companies of comparable size and type. Levon shall have full authority to commission any reports or surveys which it deems necessary to help it fulfill its obligations.

6.10	The Committee shall consider such other matters as may be requested by the Board.

6.11
In undertaking the above duties, the Committee shall bear in mind the size, profitability and market capitalization of Levon, its reputation and its performance relative to other similar companies, the performance of individuals and the best interests of shareholders.

7.	Reporting and Notice

7.1
Unless otherwise agreed, notice of each meeting confirming the venue, time and date together with an agenda of the matters to be discussed at the meeting shall be forwarded to each member (and any other person required to attend) no later than seven (7) days before the date of the meeting. Any supporting papers shall be timely sent to each attendee at the same time.

7.2	The chairman of the Committee shall attend the annual general meeting prepared to respond to any shareholder questions on the Committee's activities.

7.3	The secretary shall minute the proceedings and resolutions of all Committee meetings, including the name of those present and in attendance.

7.4	Minutes of the Committee meetings shall be circulated promptly to all members of the Committee and, once agreed, to all members of the Board, unless a conflict of interest exists.

8.	Other

8.1
The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure that it is operating at maximum effectiveness and recommend any changes it considers necessary to the Board for approval.

8.2	The recommendations of the Committee minutes must be approved by the Board before they can be implemented.

SCHEDULE "D"

LEVON RESOURCES LTD.
(the "Company")

GOVERNANCE AND NOMINATING COMMITTEE CHARTER

1.	PURPOSE

The Governance and Nominating Committee (the "Committee") shall act in an advisory capacity only to the board of directors (the "Board") of Levon Resources Ltd. (the "Company") (i.e. review/recommend matters to the Board) with respect to the governance and nominating matters. In this regard, the purpose of the Committee is to:

(i)	manage the corporate governance system for the Board;

(ii)	assist the Board to fulfil its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;

(iii)	assist in the creation of a corporate culture and environment of integrity and accountability;

(iv)	monitor the quality of the relationship between the Board and management of the Company;

(v)	review the Chief Executive Officer's succession plan;

(vi)	recommend to the Board nominees for appointment of the Board;

(vii)	lead the Board's annual review of the Chief Executive Officer's performance; and

(viii)	annually review and set an agenda of the Board on an ongoing basis.

2.	COMPOSITION AND ORGANIZATION

2.1
Annually, following the Annual General Meeting of the Company, the Board shall elect from its members not less than three directors to serve on the Committee. The members of the Committee shall meet the independence requirements of the applicable TSX and securities rules.

2.2	The Board shall appoint one of the directors of the Committee as the Committee Chair (the "Committee Chair").

2.3	Each member shall hold office until the close of the next Annual General Meeting of the Company or until the member resigns or is replaced, whichever first occurs.

2.4	The Committee shall meet as required, but at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any two members.

2.5
The Committee may invite such directors, officers and employees of the Company or other advisors as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee.

3.	DUTIES AND RESPONSIBILITIES

3.1	Governance

(i)	Develop and monitor the Company's overall approach to corporate governance issues and, subject to approval by the Board, implement and administer this process.

(ii)	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

(iii)	Review with the Board, on a regular basis, but not less than annually, the terms of reference for the Board, each committee of the Board, the Chairman and the Chief Executive Officer.

(iv)	Review with the Board, on a regular basis, the methods and processes by which the Board fulfils its duties and responsibilities, including without limitation:

(a)	the size of the Board;

(b)	the number and content of meetings;

(c)	the annual schedule of issues to be presented to the Board at its meetings or those of its committees;

(d)	material which is to be provided to the directors generally and with respect to the meetings of the Board or its committees;

(e)	resources available to the directors; and

(f)	the communication process between the Board and management.

(v)	Review and, as necessary, authorize a committee or an individual director to engage separate independent counsel and/or advisors at the expense of the Company in appropriate circumstances.

(vi)	Make recommendation to the Board regarding changes or revisions to the Board's Corporate Governance Guidelines;

(vii)	Evaluate and make recommendations to the Board concerning the appointment of directors to the committees and the selection of Board committee chairs;

(viii)	Annually evaluate and report to the Board on the performance and effectiveness of the Board and its committees;

(ix)
Annually, in conjunction with the Chief Executive Officer, evaluate the performance of the Company's management (other than the Chief Executive Officer). Conduct an annual review of succession planning and report its findings and recommendations to the Board;

(x)	Evaluate and lead the Board's annual review of the Chief Executive Officer's performance; and

(xi)	Annually review and evaluate its performance.

3.2	Nominations

(i)
Annually, in consultation with the Chairman of the Board and the Chief Executive Officer, present to the Board a list of individuals recommended for election to the Board at the annual meeting of shareholders.

	(ii)	Before recommending an incumbent, replacement or additional director, review his or her qualifications, availability to serve, conflicts of interest and other relevant factors.

	(iii)	Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

4.	ACCOUNTABILITY

4.1	The Committee shall report to the Board of Directors at its next meeting of deliberations and actions it has taken since the previous report.

4.2	The minutes of all meetings of the Committee will be made available for review by any member of the Board or request to the Chairman of the Committee.

SCHEDULE "E"

LEVON RESOURCES LTD.
(the "Company")

AUDIT COMMITTEE CHARTER

Purpose of the Committee

The purpose of the Audit Committee (the "Committee") of the Board of the Company is to provide an open avenue of communication between management, the Company's independent auditors and the Board and to assist the Board in its oversight of:

(a)	the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

(b)	the Company's compliance with legal and regulatory requirements related to financial reporting; and

(c)	the independence and performance of the Company's independent auditors.

The Committee shall also perform any other activities consistent with this Charter, the Company's Articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chair from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP").

Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditors' responsibility is to audit the Company's financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditors to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditors. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditors. The independent auditors shall report directly to the Committee.

Authority and Responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.	Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.
Review with management and the independent auditors the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.
Review with management and the independent auditors the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.
Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.
Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.
Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditors' judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditors without the presence of management.

8.	Review with management and the independent auditors significant related party transactions and potential conflicts of interest.

9.	Pre-approve all non-audit services to be provided to the Company by the independent auditors.

10.
Monitor the independence of the independent auditors by reviewing all relationships between the independent auditors and the Company and all non-audit work performed for the Company by the independent auditors.

11.	Establish and review the Company's procedures for the:

(a)	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.
Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.
Perform such other functions and exercise such other powers as are prescribed form time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (Canada) and the Articles of the Company.

SCHEDULE "F"

LEVON RESOURCES LTD.
(the "Company")

AMENDED AND RESTATED STOCK OPTION PLAN
DATED FOR REFERENCE SEPTEMBER 21, 2012

1.	PURPOSE OF THE PLAN

The Company hereby amends and restates its stock option plan for directors, senior officers, employees, Consultants, Consultant Companies and Management Company Employees (as such terms are defined below) of the Company and its subsidiaries (collectively "Eligible Persons"), known as the "Stock Option Plan" (the "Plan").  The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the Board, to buy shares of the Company at a price equal to the Market Price prevailing on the date the option is granted.  For greater certainty, the Plan, as hereby amended and restated, shall continue to govern all options granted under the Plan prior to amendment.

2.	DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1	"Applicable Withholdings and Deductions" has the meaning given to that term in subsection 4.9 hereof.

2.2	"Associate" means an "associate" as defined in the TSX Policies.

2.3	"Board" means the board of directors of the Company.

2.4
"Change of Control" means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and all Joint Actors, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board.

2.5	"Company" means Levon Resources Ltd. and its successors.

2.6	"Consultant" means a "service provider" as defined in the TSX Policies.

2.7	"Consultant Company" means, in respect of an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner.

2.8	"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)
being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he or she was last employed or engaged by the Company, its subsidiaries or a Consultant Company; or

(b)	acting as a director or officer of the Company or its subsidiaries.

2.9	"Eligible Persons" has the meaning given to that term in section 1 hereof.

2.10	"Exchanges" means the Toronto Stock Exchange and, if applicable, any other stock exchange on which the Shares are listed.

2.11	"Expiry Date" means the date set by the Board under subsection 3.1 of the Plan, as the last date on which an Option may be exercised.

2.12	"Grant Date" means the date specified in the Option Agreement as the date on which an Option is granted.

2.13	"Insider" means an "insider" as defined in the Securities Act.

2.14	"Investor Relations Activities" means activities conducted by or on behalf of the Company that are intended to promote the purchase or sale of securities of the Company.

2.15	"Joint Actor" means a person acting "jointly or in concert with" another person.

2.16
"Management Company Employee" means an individual employed by an entity providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in Investor Relations Activities.

2.17
"Market Price" of Shares at any Grant Date means the last closing price per Share on the trading day immediately preceding the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.18	"Offer" has the meaning given to that term in subsection 4.4 hereof.

2.19	"Option" means an option to purchase Shares granted pursuant to this Plan.

2.20	"Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.

2.21	"Optionee" means each Eligible Person granted an Option pursuant to this Plan and their heirs, executors and administrators.

2.22	"Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.23	"Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.24	"Plan" means this Stock Option Plan.

2.25	"Securities Act" means the Securities Act (British Columbia), R.S.B.C. 1996, c.418, as amended, as at the date hereof.

2.26	"Share Reorganization" has the meaning given to that term in subsection 5.1 hereof.

2.27
"Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.28	"Special Distribution" has the meaning given to that term in subsection 5.2 hereof.

2.29	"TSX Policies" means the policies included in the TSX Company Manual and "TSX Policy" means any one of them.

2.30
"Unissued Option Shares" means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.31	"Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.	GRANT OF OPTIONS

3.1	Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons of the Company and its subsidiaries.  The Option Price under each Option shall be not less than the Market Price.  The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date.  Options shall not be assignable (or transferable) by the Optionee.

3.2	Limits on Shares Issuable on Exercise of Options

The number of Shares reserved for issuance under the Plan and all of the Company's other previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis.  The number of Shares which may be issuable under the Plan and all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a)	to any one Optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis;

(b)	to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(c)
to all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis, and the Option will be Vested in stages over a 12 month period with no more than ¼ of the Options Vesting in any three month period.

3.3	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement.  Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee.  For Options granted to employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Option Agreement that the Optionee is a bona fide employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary.  The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.	EXERCISE OF OPTION

4.1	When Options May be Exercised

Subject to subsections 3.2(c), 4.3 and 4.10, unless otherwise fixed by the Board at the time the particular Option is granted, the Option shall become Vested over a one year period and any vested portion may be exercised in whole or in part at any time from time to time up to 4:00 p.m. local time on the Expiry Date as follows:

Period	Number of Stock Options Vested
3 months after the Grant Date	1/4 of grant
6 months after the Grant Date	1/4 of grant
9 months after the Grant Date	1/4 of grant
12 months after the Grant Date	1/4 of grant

4.2	Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share.  Upon notice and payment there will be binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan.  Subject to subsection 4.9, delivery of the Optionee's cheque payable to the Company in the amount of the aggregate Option Price for the Shares in respect of which the Option is exercised shall constitute payment thereof unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3	Termination of Employment

If an Optionee ceases to be an Eligible Person, his, her or its Option shall be exercisable as follows:

(a)	Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)	365 days after the date of death or Disability; and

(ii)	the Expiry Date.

(b)	Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant, the Optionee's employer, is employed or engaged, any outstanding Option held by such Optionee on the date of such termination shall be cancelled as of that date.

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his, her or its termination by the Company other than for cause, or due to his, her or its voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant, the Optionee's employer, ceases to be an Eligible Person.

4.4	Effect of a Take-Over Bid

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon the Option Shares subject to such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised.  If any Option Shares are returned to the Company under this subsection 4.4, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.5	Acceleration of Expiry Date

Subject to prior written approval of the Exchanges, if at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.  The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days and not more than 35 days notice is required.

4.6	Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option may be exercised in whole or in part by the Optionee.

4.7	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, by the cancellation of the right to purchase Option Shares under the Option Agreement shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.8	Shares Not Acquired or Exercised

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired, and any Option Shares acquired by an Optionee under an Option when exercised, may be made the subject of a further Option granted pursuant to the provisions of the Plan.

4.9	Tax Withholdings

Notwithstanding any other provision contained herein, in connection with the exercise of an Option by an Optionee from time to time, as a condition to such exercise (i) the Company shall require such Optionee to pay to the Company or its relevant subsidiary an amount as necessary so as to ensure that the Company or such subsidiary, as applicable, is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions (the "Applicable Withholdings and Deductions") relating to the exercise of such Options; or (ii) in the event a Optionee does not pay the amount specified in (i), the Company shall be permitted to engage a broker or other agent, at the risk and expense of the Optionee, to sell an amount of underlying Option Shares issuable on the exercise of such Option through the facilities of the Exchanges, and to apply the cash received on the sale of such underlying Option Shares as necessary so as to ensure that the Company or the relevant subsidiary, as applicable, is in compliance with the Applicable Withholdings and Deductions relating to the exercise of such Options. In addition, the Company or the relevant subsidiary, as applicable, shall be entitled to withhold from any amount payable to a Optionee, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Company or the relevant subsidiary is in compliance with Applicable Withholdings and Deductions relating to the exercise of such Options.

4.10	Blackout Periods

The Company may from time to time impose trading blackouts during which directors, officers, employees and others in possession of non-public material information of the Company may not trade in the securities of the Company. In the event that a trading blackout is imposed, Optionees subject to the blackouts are prohibited from not only buying or selling securities of the Company, but also from exercising Options until such time as notice is formally given by the Company that trading may resume.

The term of any Options which expire during a blackout period will be extended by 10 business days past the date of the cessation of the blackout period, notwithstanding that this may result in options being outstanding for longer than the five year period contemplated by subsection 3.1 of the Plan.  Options that expire during a blackout period and are not exercised by the end of the 10th business day following the end of the blackout period will be considered expired.

Notwithstanding the foregoing, the Board may determine in its sole discretion that the foregoing extension will not apply to Options held by Optionees who have resigned or have been terminated without cause (as per subsection 4.3(c)). Optionees whose employment is terminated with cause during a blackout period are not eligible for any option term extension, without the consent of the Board.

The foregoing provisions respecting the extension of the exercise term of Options during blackout periods apply only to blackout periods which are self-imposed by the Company.

5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)	the Option Price will be adjusted to a price per Share which is the product of:

(i)	the Option Price in effect immediately before that effective date or record date; and

(ii)
a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)
the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subparagraph (a)(ii).

5.2	Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d)	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3	Corporate Organization

Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in subsections 5.1 or 5.2;

(b)
a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation,

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he, she or it would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he, she or it would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he, she or  it had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Board.

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Board may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5	Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of subsection 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6.	MISCELLANEOUS

6.1	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2	Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution.  Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval.  Disinterested shareholder approval (as required by the Exchanges) will be obtained if: (a) the number of Shares reserved for issuance at any time or issued within one year to Insiders, pursuant to the Plan and all other established or proposed security based compensation arrangements of the Company, could exceed 10% of the outstanding Shares, or the number of Shares issuable within one year to any one Insider and the Insider's associates, pursuant to the Plan and all other established or proposed security based compensation arrangements of the Company, could exceed 10% of the outstanding Shares; and (b) for any reduction in the exercise price or extension of the term of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment.  The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction.  If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3	Administration of the Plan

The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan.  Except as set forth in subsection 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive.  Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4	Income Taxes

As a condition of and prior to participation of the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him, her or it any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5	Amendment or Discontinuance of the Plan

Subject to the restrictions set out in this subsection 6.5, the Board may amend or discontinue the Plan or Options granted thereunder at any time without shareholder approval; provided any amendment to the Plan that requires approval of the Exchanges may not be made without approval of the Exchanges. Without the prior approval of the shareholders, as may be required by the Exchanges, the Board may not make any amendment to the Plan or Options granted thereunder to: (a) increase the percentage of Shares issuable on exercise of outstanding Options at any time pursuant to subsection 3.2 hereof; (b) reduce the exercise price of any outstanding Options or in respect of the cancellation or re-issue of Options; (c) extend the term of any outstanding Options beyond the original expiry date of such Options unless such extension is due to a blackout period being in effect pursuant to subsection 4.10; (d) increase the maximum limit on the number of securities that may be issued to Insiders pursuant to subsection 6.2; (e) permit an Optionee to transfer or assign Options to a new beneficial holder, other than for estate settlement purposes; and (f) amend this subsection 6.5. In addition, no amendment to the Plan or Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Options previously granted to such Optionee under the Plan.

6.6	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchanges having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9	No Assignment

No Optionee may assign any of his, her or its rights under the Plan or any Option granted thereunder.

6.10	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12	Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.13	Time of Essence

Time is of the essence of this Plan and of each Option Agreement.  No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

EXHIBIT "1"

9.	ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the directors:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)
increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	if the Company is authorized to issue shares of a class of shares with par value:

(a)	decrease the par value of those shares; or

(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(4)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1)
create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3	Change of Name

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

EXHIBIT "2"

24.	NOTICES

24.1	Method of Giving Notice

(6)
as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United Sates that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.